Exhibit 99.3

Oculis Reports Q3 2026 Financial Results and Builds Momentum Toward Multiple Upcoming Pipeline Catalysts

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Licaminlimab (PREDICT-1): Patient randomization is now complete in the registrational symptoms trial evaluating Licaminlimab for TNFR1-mediated dry eye disease (DED). Topline results are anticipated around year-end 2026.
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Privosegtor (PIONEER-1): Advancing global registrational trial in optic neuritis (ON), reinforced by new biomarker data supporting its neuroprotective potential. IND clearance to initiate trials in acute multiple sclerosis (MS) relapses is expected in Q4 2026.
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R&D Day scheduled for December 8, featuring a comprehensive update on the Company’s late-stage pipeline and insights from world-renowned experts in ophthalmology, neuro-ophthalmology, and neurology.
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Cash, cash equivalents, and short-term investments of $252.0 million as of September 30, 2026, providing cash runway into 2H 2029.

ZUG, Switzerland, November 3, 2026 (GLOBE NEWSWIRE) -- Oculis Holding AG (Nasdaq: OCS / XICE: OCS) (Oculis), a global biopharmaceutical company focused on breakthrough innovations to address significant unmet medical needs in neuro-ophthalmology and ophthalmology, today announced results for the third quarter ended September 30, 2026, and provided an overview of the Company’s progress.

Riad Sherif, M.D., Chief Executive Officer of Oculis, stated: “The third quarter marked notable progress across our late-stage pipeline, advancing us towards several major value-driving milestones with significant opportunities to provide first-in-kind therapies and transform patient care in multiple neuro-ophthalmology and ophthalmology diseases. PREDICT-1 topline results are expected around year-end; if positive, they would position Licaminlimab to potentially become the first precision medicine in ophthalmology, specifically targeting TNFR1-mediated dry eye disease. I’m particularly encouraged by the continued momentum in Privosegtor PIONEER-1 registrational trial in optic neuritis, an indication backed by FDA Breakthrough Therapy designation and EMA Priority Medicines designation. Furthermore, the new translational biomarker data presented in the late-breaking abstract session at the ACTRIMS-ECTRIMS joint conference reinforced our rationale for expanding into broader neuro-axonal indications.”

In executing our neuro-ophthalmology strategy and in anticipation of IND clearance in acute multiple sclerosis relapses, we are solidifying Privosegtor as a broader neuroprotective franchise and adding essential disease and clinical development expertise with the appointments of experienced life sciences leaders: Prof. Björn Tackenberg, M.D., Ph.D. as Chief Scientific Officer and Aaron Tansy, M.D., as Vice President, Development Franchise Head, Neurology. Prof. Tackenberg joins Oculis from Roche, where he led Integrative Neuroscience & Medical Practice, overseeing clinical development strategy and execution, biomarker and evidence-generation initiatives, and strategic partnerships. Björn and Aaron are accomplished neurologists with proven track records in CNS and MS drug development. Our focus remains on translating Privosegtor clinical milestones into transformative therapies for patients and sustained, long-term value for our shareholders.

Recent Development Highlights and Upcoming Value-Driving Milestones:

Licaminlimab: Advancing the first potential precision medicine in ophthalmology, targeting TNFR1-mediated dry eye disease

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Completed randomization in the PREDICT-1 registrational symptoms trial evaluating Licaminlimab as a precision medicine in TNFR-1-mediated DED, with topline results expected around year-end. The PREDICT-1 trial is a randomized, multi-center, double-masked, vehicle-controlled study that enrolled 176 patients, of whom 2/3 are patients who carry the TNFR1 genetic variant associated with an amplified clinical response to Licaminlimab in prior Phase 2 studies.
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Approximately 10 million have moderate-to-severe disease requiring active treatment1-2 with only ~13% of patients achieving sustained relief.3 An estimated 1.3 to 1.9 million individuals, carry the relevant TNFR1 genetic variant and could potentially benefit from Licaminlimab.1,2,5,6 If approved, Licaminlimab has the potential to transform the treatment landscape by shifting from today’s trial-and-error approach to the first precision medicine for TNFR1-mediated DED.

Privosegtor: Building a potentially first-in-class neuroprotective franchise across neuro-ophthalmology and neurology

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Advancing global site activation and enrollment in the global PIONEER-1 registrational trial in the United States and Europe, with an execution priority on key centers and on building multidisciplinary networks connecting emergency room physicians, ophthalmologists, and neurologists. This integrated approach is designed to optimize operational flows and capitalize on peak enrollment opportunities in fall, winter, and spring to align with the disease's natural seasonality.
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Released new Phase 2 ACUITY biomarker data showing lower levels of plasma NfL (neurofilament light chain, a biomarker for neuronal injury) and GFAP (glial fibrillary acidic protein, a biomarker for CNS inflammation) with Privosegtor versus placebo. These new biomarker findings and translational analyses support previously reported functional (LCVA) +18-letter gains and structural retinal preservation at Month 3, reinforcing Privosegtor’s neuroprotective potential and its development for acute optic neuritis and acute multiple sclerosis relapses.
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Received positive FDA feedback supporting the regulatory pathway for Privosegtor in acute MS relapses, leveraging existing Privosegtor data, with IND clearance expected in Q4 2026.
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In the U.S. alone, it is estimated that well over 30,000 new cases of optic neuritis7-8 and 170,000 MS relapses9 occur annually. Current treatment primarily addresses inflammation, with no approved neuroprotective therapies to prevent neuro-axonal damage and associated loss of function. If approved, Privosegtor could potentially be the first neuroprotective therapy for patients with acute optic neuritis and MS relapses to address this significant unmet medical need.

Corporate Development: Strengthening Oculis’ neuro-ophthalmology and neurology pipeline and capabilities

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Completed the asset purchase agreement with Accure Therapeutics for rights to Privosegtor (ACT-01) to enhance strategic flexibility and ownership of the asset while driving long-term value creation, and ACT-02, an early-stage preclinical neurology drug candidate. This transaction aims to fortify Oculis’ position as an emerging leading neuro-ophthalmology and neurology company.
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Strengthened Oculis’ neurology capabilities with the appointments of Prof. Björn Tackenberg, M.D., Ph.D., as Chief Scientific Officer and Aaron Tansy, M.D., as Vice President, Development Franchise Head, Neurology. The appointees add deep scientific, clinical development, MS and neuroimmunology expertise to advance Privosegtor’s PIONEER program into acute MS relapses and other neurological indications.

Q3 2026 Financial Highlights:

As of September 30, 2026, Oculis held cash, cash equivalents and short-term investments of CHF 210.3 million or $252.0 million, compared to CHF 213.0 million or $268.7 million as of December 31, 2025. The decrease reflects operating expenses incurred during the year and approximately $8.0 million currency fluctuation during the third quarter as a result of strengthening of USD against the Company’s reporting currency CHF. The decline was partially offset by proceeds from the sale of ordinary shares under the Company’s existing at-the-market offering program. Research and development expenses were CHF 15.1 million or $18.5 million for the three months ended September 30, 2026, compared to CHF 14.1 million or $17.6 million in the same period in 2025. General and administrative expenses were CHF 8.6 million or $10.6 million for the three months ended September 30, 2026, compared to CHF 6.4 million or $8.0 million in the same period in 2025. The increase in operating expenses was primarily driven by headcount-related costs, including share-based compensation expenses, to execute the Company’s strategy to be a leader in neuro-ophthalmology and beyond, as well as certain non-recurring corporate initiatives in 2026. The Company's net loss was CHF 57.1 million or $71.7 million for the nine months ended September 30, 2026, compared to CHF 75.4 million or $89.7 million for the same period in 2025. The decrease was primarily due to the fair value gain on warrant liabilities in 2026 driven by decreased market value compared to the prior year, as well as a favorable foreign currency fluctuation resulting from U.S. dollar-denominated transactions and assets.

Key Upcoming Events:

Oculis management plans to host an in-person and virtual R&D Day on December 8, 2026 at the St. Regis New York to review the Company’s development pipeline, including Licaminlimab for TNFR1-mediated dry eye disease (DED) and the related PREDICT-1 registrational trial, updates on the PIONEER development program for Privosegtor in optic neuritis, non-arteritic anterior ischemic optic neuropathy (NAION) and acute MS relapses. To register for the event click here.

Investor Conferences:

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3rd Annual Guggenheim Healthcare Innovation Conference, Nov. 9-11, Boston, USA
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Stifel NYC Healthcare Conference Nov. 10-12, New York, USA
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LifeSci and Sofinnova Growth and Innovation Summit, Nov. 16, London, UK
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Piper Sandler 38th Annual Healthcare Conference, Dec. 1-3, New York, USA
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45th Annual J.P. Morgan Healthcare Conference, Jan. 11-14, San Francisco, USA

Condensed Consolidated Statements of Financial Position (Unaudited)

(Amounts in CHF thousands)	As of September 30,	As of December 31,
	2026	2025
ASSETS

Non-current assets
Property and equipment	449	534
Intangible assets	13,292	13,292
Right-of-use assets	2,774	2,463
Other non-current assets	980	785
Total non-current assets	17,495	17,074

Current assets
Other current assets	2,919	4,883
Accrued income	1,613	993
Short-term financial assets	143,999	131,684
Cash and cash equivalents	66,292	81,329
Total current assets	214,823	218,889

TOTAL ASSETS	232,318	235,963

EQUITY AND LIABILITIES

Shareholders' equity
Share capital	681	587
Share premium	607,790	551,731
Reserve for share-based payment	43,526	30,387
Actuarial loss on post-employment benefit obligations	(1,290)	(1,634)
Treasury shares	(62)	(7)
Cumulative translation adjustments	(321)	(480)
Accumulated losses	(441,572)	(384,514)
Total equity	208,752	196,070

Non-current liabilities
Long-term lease liabilities	1,983	1,811
Defined benefit pension liabilities	938	1,335
Total non-current liabilities	2,921	3,146

Current liabilities
Trade payables	1,445	1,800
Accrued expenses and other payables	13,734	19,967
Short-term lease liabilities	803	502
Warrant liabilities	4,663	14,478
Total current liabilities	20,645	36,747

Total liabilities	23,566	39,893

TOTAL EQUITY AND LIABILITIES	232,318	235,963

Condensed Consolidated Statements of Loss (Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
(Amounts in CHF thousands, except per share data)
	2026	2025	2026	2025
Grant income	7	243	526	788
Operating income	7	243	526	788
Research and development expenses	(15,054)	(14,117)	(44,383)	(43,797)
General and administrative expenses	(8,591)	(6,422)	(25,077)	(18,030)
Operating expenses	(23,645)	(20,539)	(69,460)	(61,827)

Operating loss	(23,638)	(20,296)	(68,934)	(61,039)

Finance income	621	438	1,580	1,451
Finance expense	(371)	(162)	(853)	(592)
Fair value adjustment on warrant liabilities	3,156	3,089	7,273	(9,056)
Foreign currency exchange gain (loss)	1,954	89	3,742	(6,211)
Finance result	5,360	3,454	11,742	(14,408)

Loss before tax for the period	(18,278)	(16,842)	(57,192)	(75,447)

Income tax benefit (expense)	42	(13)	134	4

Loss for the period	(18,236)	(16,855)	(57,058)	(75,443)

Loss per share:
Basic and diluted loss attributable to equity holders	(0.30)	(0.32)	(0.94)	(1.48)

About Oculis

Oculis is a global biopharmaceutical company (Nasdaq: OCS; XICE: OCS) focused on breakthrough innovations to address significant unmet medical needs in neuro-ophthalmology and ophthalmology. Oculis’ highly differentiated late-stage clinical pipeline focuses on two core product candidates. Privosegtor is a breakthrough neuroprotective candidate in the PIONEER program, which consists of studies intended to support registration plans for treatment of optic neuropathies, including optic neuritis (ON) and non-arteritic anterior ischemic optic neuropathy (NAION). Privosegtor also has potential to be developed for additional indications in other neuro-ophthalmic and neuro-axonal diseases. Licaminlimab is a novel, topical anti-TNFα in a registrational trial, and is being developed with a genotype-based approach for treating patients with dry eye disease (DED). Headquartered in Switzerland with operations in the U.S., Iceland and Switzerland, Oculis is led by an experienced management team with a successful track record and supported by leading international healthcare investors.

For more information, please visit: www.oculis.com

Oculis Contact

Ms. Sylvia Cheung, CFO
sylvia.cheung@oculis.com

Investor Relations

LifeSci Advisors

Corey Davis, Ph.D.

cdavis@lifesciadvisors.com

Media Relations

ICR Healthcare

Amber Fennell / David Daley / Sean Leous

oculis@icrhealthcare.com

Cautionary Statement Regarding Forward Looking Statements

This press release contains forward-looking statements and information. For example, statements regarding the potential benefits of the Company’s product candidates, including the potential for Privosegtor to become the first neuroprotection therapy for optic neuritis and its potential broad applicability across neurology, including in acute MS relapses, and the potential for Licaminlimab to transform the treatment paradigm in dry eye disease with a precision medicine approach, the initiation, site activation, enrollment, execution approach, timing, progress and results of current and future clinical trials, Oculis’ research and development programs, regulatory and business strategy; Oculis’ future development plans; intended benefits of the asset purchase transaction with Accure Therapeutics; the timing or likelihood of regulatory filings and approvals; statements about market opportunity, including estimated DED patients with the relevant TNFR1 genetic variant; and statements about cash runway, are forward-looking. All forward-looking statements are based on estimates and assumptions that, while considered reasonable by Oculis and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Oculis’ control. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, assurance, prediction or definitive statement of a fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Results of earlier stage clinical trials may not be replicated in subsequent clinical trials. All forward-looking statements are subject to risks, uncertainties and other factors that may cause actual results to differ materially from those that we expected and/or those expressed or implied by such forward-looking statements. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of Oculis, including those set forth in the Risk Factors section of Oculis’ annual report on Form 20-F and any other documents filed with the U.S. Securities and Exchange Commission (SEC). Copies of these documents are available on the SEC’s website, www.sec.gov. Oculis undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

References:

1.
Jain H, et al. (2020): Dry eye disease landscape and forecast. Decision Resources Group (DRG). Prevalence for G7 countries: France, Germany, Italy, Japan, Spain, UK, and US.
2.
GlobalData – Dry Eye Syndrome Global Drug Forecast and Market Analysis to 2026
3.
Mukamal, R. Why is Dry Eye So Difficult to Treat? 2021 https://www.aao.org/eye-health/tips-prevention/fix-dry-eye-treatment-eyedrops
4.
Mbagwu M. et al.: Characterization of Discontinuation and Switching Patterns of DED Medications Using Linked HER Registry and Claims Data. Presented at ASCRS Annual Meeting 2024.
5.
Galor, A., et al. Licaminlimab in the treatment of dry eye disease: Results from Phase 2 evaluations. Association for Research in Vision and Ophthalmology (ARVO) Annual Meeting.
6.
Acuna, Kelly & al. (2023). Impact of Tumor Necrosis Factor Receptor 1 (TNFR1) Polymorphism on Dry Eye Disease. Biomolecules.
7.
Weidong Gu et al. (2023) Incidence of Optic Neuritis and the Associated Risk of Multiple Sclerosis for Service Members of U.S. Armed Forces, Military Medicine, vol. 188, March/April 2023
8.
Abbass, N.J., Shaia, J.K., Shukla, P. et al. Prevalence of pediatric and adult optic neuritis in the United States from 2016 to 2023. Eye 39, 1608–1614 (2025).
9.
Relapse volume derived as ARR 0.2 × ~850,000 U.S. MS prevalence (Hauser SL, et al. N Engl J Med. 2020;383:546-557, Bigaut K, et al. J Neurol. 2022 Jun;269(6):3295-3300).

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